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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Dixon Ticonderoga Company
                       (Name of Subject Company (Issuer))

                            Pencil Acquisition Corp.,
                            a wholly-owned subsidiary
                                       of
               F.I.L.A - Fabbrica Italiana Lapis ed Affini S.p.A.
                      (Names of Filing Persons (Offerors))

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   255860 10 8
                         (CUSIP Number of Common Stock)

                             Robert W. Forman, Esq.
                   Shapiro Forman Allen Miller & McPherson LLP
                               380 Madison Avenue
                                   25th Floor
                            New York, New York 10017
                                 (212) 972-4900
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

          Amount Previously Paid:               Filing Party:
          Form or Registration No.:             Date Filed:

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [x]  third-party tender offer subject to Rule 14d-1
          [ ]  issuer tender offer subject to Rule 13e-4
          [ ]  going private transaction subject to Rule 13e-3
          [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]


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Item 12. Exhibits

(a)(5)(A) Translation of Press Release in Italian Issued in Italy by F.I.L.A. - Fabbrica Italiana Lapis ed Affini S.p.A. and Dixon Ticonderoga Company on December 17, 2004

Exhibit        Exhibit Name
-------        ------------
(a)(5)(A)      Translation of Press Release in Italian Issued in Italy by
               F.I.L.A. - Fabbrica Italiana Lapis ed Affini S.p.A. and Dixon
               Ticonderoga Company on December 17, 2004